November 4, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	THL Credit Senior Loan Fund (the “Fund”)
File Nos. 333-190325 and 811-22874

Ladies and Gentlemen:

On behalf of the Fund, enclosed are the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.              A copy of the Investment Company Blanket Bond No. 82341518 (the “Bond”) and any endorsements thereto issued by Federal Insurance Company (a member of Chubb Group of Insurance Companies) for the Fund in the amount of $600,000 for the period from September 19, 2015 to September 19, 2016; and

2.              A copy of the resolutions adopted at the Meeting of the Board of Trustees of the Fund held on August 20, 2015, at which a majority of the Trustees who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the 1940 Act approved the form and amount of the Bond.

Please be advised that the premium for the fidelity bond for the period from September 19, 2015 to September 19, 2016 has been paid.

Sincerely,

/s/ Stephanie Trell
Stephanie Trell
Secretary

ARTHUR J GALLAGHER RISK MANAGEMENT SERVICES INC.

ATTN:   George Holevas

250 PARK AVENUE, 3RD FLOOR

NEW YORK, NY 10177

INSURED:	THL CREDIT SENIOR LOAN FUND

PRODUCT:	DFIBond

POLICY NO:	82341518

TRANSACTION:	RENL

PREMIUM BILL

Insured:	THL CREDIT SENIOR LOAN FUND	Date: July 21, 2015

Producer:	ARTHUR J GALLAGHER RISK MANAGEMENT SERVICES INC.

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:          PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 19, 2015	82341518	Investment Company Asset Protection Bond		$1,800.00
To
September 19, 2016
		RENEWAL
17.0% Commission
			TOTAL	$1,800.00

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82341518

THL CREDIT SENIOR LOAN FUND
100 WALL STREET, 11TH FLOOR	FEDERAL INSURANCE COMPANY
NEW YORK, NY 10005	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.        BOND PERIOD: from 12:01 a.m. on September 19, 2015

to 12:01 a.m. on September 19, 2016

ITEM 2.        LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT

1.	Employee	$600,000	$0
2.	On Premises	$600,000	$10,000
3.	In Transit	$600,000	$10,000
4.	Forgery or Alteration	$600,000	$10,000
5.	Extended Forgery	$600,000	$10,000
6.	Counterfeit Money	$600,000	$10,000
7.	Threats to Person	$ N/A	$ N/A
8.	Computer System	$600,000	$10,000
9.	Voice Initiated Funds Transfer Instruction	$600,000	$10,000
10.	Uncollectible Items of Deposit	$100,000	$10,000
11.	Audit Expense	$50,000	$5,000

ITEM 3.                        THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsements 1-5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by	July 21, 2015
Authorized Representative

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98)

1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 19, 2015	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82341518

Issued to: THL CREDIT SENIOR LOAN FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 19, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	2

	To be attached to and form a part of Bond No.	82341518

Issued to: THL CREDIT SENIOR LOAN FUND

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.             The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.             The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.

1

FEDERAL INSURANCE COMPANY

Endorsement No.:	3

Bond Number:	82341518

NAME OF ASSURED: THL CREDIT SENIOR LOAN FUND

AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.       By deleting INSURING CLAUSE 9. in its entirety and substituting the following:

9.       Voice Initiated Funds Transfer Instruction

Loss resulting directly from the ASSURED having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:

a.       a Customer, or

b.       an authorized representative of the Customer, or

c.        an Employee who was authorized by the ASSURED to instruct other Employees to transfer funds,

provided, however, such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

The following conditions are precedent to coverage under this INSURING CLAUSE:

a.                      The ASSURED will record all Voice Initiated Funds Transfer Instruction. The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

b.                      The ASSURED shall verify all Voice Initiated Funds Transfer Instruction in excess of the DEDUCTIBLE AMOUNT stated in ITEM 3.9. of the DECLARATIONS by a direct electronically recorded call back to the Customer when such instructions:

(1)              involve a request to transfer funds to other than the Customer’s account,

(2)              are non-repetitive, or

(3)              are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the Customer.

ICAP Bond

Form 17-02-2372 (Ed. 10-00)

1

2.                      By deleting in its entirety from Section 1., Definitions, the definition of Customer and Voice Initiated Funds Transfer Instruction and substituting the following:

d.                      Customer means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instructions.

q.                      Voice Initiated Funds Transfer Instruction means those oral instructions authorizing the transfer of funds in a Customer’s account to a financial institution for credit to accounts designated by the Customer:

(1)              made over the telephone;

(2)              directed to those Employees specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED’s offices;

(3)              which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on September 19, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 21, 2015	By
Authorized Representative

ICAP Bond

Form 17-02-2372 (Ed. 10-00)

2

FEDERAL INSURANCE COMPANY

Endorsement No.:	4

Bond Number:	82341518

NAME OF ASSURED: THL CREDIT SENIOR LOAN FUND

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.       By adding the following INSURING CLAUSE:

“12.      Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.                      complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.                      refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”

2.       By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions — Applicable to INSURING CLAUSE 12

This Bond does not directly or indirectly cover:

a.                      liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.       loss arising out of:

(1)              libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)              sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)              discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on September 19, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 21, 2015	By
Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No:	5

Bond Number:	82341518

NAME OF ASSURED: THL CREDIT SENIOR LOAN FUND

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$600,000	$0
2.	On Premises	$600,000	$10,000
3.	In Transit	$600,000	$10,000
4.	Forgery or Alteration	$600,000	$10,000
5.	Extended Forgery	$600,000	$10,000
6.	Counterfeit Money	$600,000	$10,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$600,000	$10,000
9.	Voice Initiated Funds Transfer Instruction	$600,000	$10,000
10.	Uncollectible Items of Deposit	$100,000	$10,000
11.	Audit Expense	$50,000	$5,000
12.	Stop Payment Order or Refusal to Pay Check	$50,000	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on September 19, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 21, 2015	By
Authorized Representative

ICAP Bond

Form 17-02-1582 (Ed. 5-98)

1

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

SECRETARY’S CERTIFICATE

I, Stephanie Trell, Secretary of THL Credit Senior Loan Fund (the “Fund”), hereby certify that the following votes have been adopted, first by the Trustees who are not “interested persons” of the Fund as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”), voting separately and then by the entire Board voting as a whole, at a meeting duly called and held on August 20, 2015, at which a quorum was present and acting throughout:

RESOLVED, that, after consideration of all factors deemed relevant by the Board, the fidelity bond (the “Bond”) issued by Federal Insurance Company (a member of Chubb Group of Insurance Companies), covering each officer and employee of the Fund against larceny and embezzlement, in the amount of $600,000 with an annual total premium of $1,800, for the period beginning September 19, 2015, and ending September 19, 2016, be, and it hereby is, approved; and further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Fund’s assets and to enable the Fund to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

RESOLVED, that the Secretary of the Fund or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 3rd day of November, 2015.

/s/ Stephanie Trell
Stephanie Trell
Secretary of the Fund